SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016 (Report No. 3)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Recognized as "Category Leader" Across All Four RiskTech Quadrants®in 2016 Chartis Financial Crime Risk Management Systems Report, Dated April 4, 2016

99.2	NICE Actimize Launches “AML Essentials” Cloud Solution Targeting Mid-Sized Financial Institutions, Dated April 6, 2016

99.3	NICE Announces Interactions 2016: The Leading Event for Customer Service Executives, Dated April 11, 2016

99.4	One of the Largest Sheriff’s Departments in U.S. Deploys NICE IP Solutions to Record and Manage its Emergency Communications, Dated April 18, 2016

99.5
Aiming to Provide Your Customers with an Amazing Customer Experience across Touch Points? We Are Too. Join the Global Web Event Series with NICE and Industry Analysts to Learn How, Dated April 19, 2016

99.6	NICE Actimize Survey Shows 93% of U.S. Financial Institutions See New Fraud Threats Emerging with Move to Same Day ACH Environment, Dated April 21, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Eran Porat
Name: Eran Porat
Title: Corporate VP, Finance
Dated: May 9, 2016

EXHIBIT INDEX

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Recognized as "Category Leader" Across All Four RiskTech Quadrants®in 2016 Chartis Financial Crime Risk Management Systems Report, Dated April 4, 2016

99.2	NICE Actimize Launches “AML Essentials” Cloud Solution Targeting Mid-Sized Financial Institutions, Dated April 6, 2016

99.3	NICE Announces Interactions 2016: The Leading Event for Customer Service Executives, Dated April 11, 2016

99.4	One of the Largest Sheriff’s Departments in U.S. Deploys NICE IP Solutions to Record and Manage its Emergency Communications, Dated April 18, 2016

99.5
Aiming to Provide Your Customers with an Amazing Customer Experience across Touch Points? We Are Too. Join the Global Web Event Series with NICE and Industry Analysts to Learn How, Dated April 19, 2016

99.6	NICE Actimize Survey Shows 93% of U.S. Financial Institutions See New Fraud Threats Emerging with Move to Same Day ACH Environment, Dated April 21, 2016